

06017787

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 27, 2006

File No.82-3300

RECEIVED
2006 OCT 30 P 1:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	October 26, 2006	Media Release issued by the Company intimating that the Diesel Hydrotreating Unit – II of the Refinery at Jamnagar has been restarted.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

10/30

Reliance
Industries Limited

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 26, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Fax No.22723121 / 22722037

The Secretary
National Stock Exchange of India Ltd
Exchange Plaza, Plot No.C/1 G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
Attn: Shri Hari
Fax No. 2659 8237 / 2659 8238

Dear Sirs,

Sub: Media Release

Further to our letter dated October 25, 2006, we wish to inform you that the Diesel Hydrotreating Unit - II of the Refinery at Jamnagar has been restarted today and the same is operating at full through-put. This unit was temporarily shut down yesterday.

A Media Release issued by the Company, in this connection, is attached for your information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited,



K. Sethuraman
Authorised Signatory

Enc: a/a

Copy to: The Luxembourg Stock Exchange.

Media Release

Reliance

Reliance Statement

Mumbai, October 26, 2006: The Diesel Hydro-treating Unit –II at Reliance Industries Ltd's (RIL) Jamnagar Refinery has been restarted today and the same is operating at full through-put. This unit was temporarily shutdown yesterday.

RIL Refinery Personnel have once again demonstrated exemplary performance.

Certain inaccurate reports have been published by a section of the media in the last 24 hours.

In the interest of all its stakeholders, RIL would like to clarify and remove any confusion created by these reports.

We would like to make it abundantly clear that:

- The RIL Refinery has not been shutdown. There is no need for a shutdown.
- The LPG production at the RIL's Refinery complex continues to be normal at an average production rate of over 7,000 tonnes per day.
- All sales and other commitments of the RIL Refinery are being adhered to without any interruption at all.
- The Refinery has enough flexibility built into its configuration to allow normal operations as per its usual heavy & sour crude slate and premium-grade product mix.

The restoration work at the location of the fire is going on in full-swing.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world Top 200 companies in terms of profits, RIL is also ranked amongst the top 25 climbers in the list for second consecutive year. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Corporate Communications
Maker Chamber IV,
Nariman Point
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589
Telefax : (+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com